

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Panna L. Sharma
Chief Executive Officer
Cancer Genetics, Inc.
201 Route 17 North, 2nd Floor
Rutherford, NJ 07070

> **Re: Cancer Genetics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-189117**

Dear Mr. Sharma:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Joint Venture with Mayo Foundation, page 100

1.   We note your disclosure in this section of your agreement to form a limited liability company named OncoSpire Genomics, LLC and that you entered into a three-year joint development intellectual property agreement with Mayo and the joint venture entity. Please clarify whether you have formed the joint venture entity. If you have entered into the limited liability company agreement or the joint development intellectual property agreement, please file those agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have questions regarding our comments.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Alan Wovsaniker, Esq.